April 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:    Jan Woo, Legal Branch Chief
Patrick Faller, Staff Attorney

Re:     N-able, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed March 15, 2022
File No. 333-259014

Ladies and Gentlemen:

We are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 25, 2022 (the “Comment Letter”) with respect to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (the “Post-Effective Amendment”) filed by N-able, Inc. (“N-able,” the “Company” or “we”). The italicized and numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter and are followed by the Company’s responses.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Risks Related to Our Business and Industry

Because our long-term success depends on our ability to operate our business internationally..., page 21

1.We note your disclosure regarding Russia's invasion of the Ukraine and the participation of Belarus in the conflict, which may adversely affect your product development, operations, business, and/or financial results. We further note that you conduct research and development activities in Belarus and may need to shift such activities to other jurisdictions, which may delay your development cycle and generate additional costs. Please disclose the portion of your overall research and development activities performed in Belarus and whether moving your research and development activities to another jurisdiction would have a material adverse effect on your business. Additionally, describe in greater detail the impact of Russia's invasion of the Ukraine and the participation of Belarus in the conflict on your business, including the impact to your supply chain, specific impacts from sanctions and export controls, and whether you will need to evaluate any aspects of your business for impairment. If the impact is not material, please explain why.

Response: We respectfully advise the Staff that our research and development operations in Belarus represent just one portion of our overall research and development activities, with less than 20% of our world-wide research and development employees located in the country. Outside of Belarus, our research and development activities are spread throughout North America and Western Europe. Although, as noted in the Post-Effective Amendment, moving our research and development activities located in Belarus to another jurisdiction could impact our product development timing and costs, we do not believe that doing so would have a material adverse effect on our business. We believe we have adequate research and development resources in other jurisdictions to support the projects on which our employees located in Belarus work, and in light of the recent unrest in the region, we have accommodated several employee requests to relocate to other jurisdictions where we do business.

In addition, we advise the Staff that, to date, N-able’s business, including our supply chain, has not been materially affected by Russia’s invasion of Ukraine or any participation in the same by Belarus. Specifically, (i) we do not use any banks that have been sanctioned by the United States, Canada, or the European Union; (ii) we have determined that recent export control licensing requirements does not require additional licensing obligations; (iii) as disclosed on page 22 of the Post-Effective Amendment, we only “generated a de minimis amount of revenue from customers located in Russia, Belarus and Ukraine in 2021”; and (iv) we terminated our relationship with our three Russian customers in March 2022, and none of these customers were sanctioned entities. Further, we have no assets located in Russia or Ukraine, and with respect to Belarus, the current carrying value of our assets located in the country is less than $1 million and we believe any potential asset impairment would be immaterial.

While we continue to monitor the ever-changing state of affairs in Belarus, Russia and Ukraine, as well as related sanctions, and will assess whether future updates to our risk factor disclosures are appropriate, we respectfully believe that the above captioned risk factor, as currently drafted in the Post-Effective Amendment, provides investors with sufficient information to assess the risks associated with our international operations and their potential impact on the Company.

Risks Related to Governmental Regulation

We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete..., page 38

2.We note that certain of your solutions are subject to U.S. export controls and that you and your partners must comply with certain laws regarding the exportation, re-exportation, and importation of your solutions and services worldwide. Please identify whether any export control restrictions and sanctions recently imposed on Russia and Belarus, including those by the U.S. Department of Commerce’s Bureau of Industry and Security, are applicable to your business and describe the impact on the company and investors.

Response: As noted above, we have determined that export control restrictions and sanctions recently imposed on Russia and Belarus, including those by the U.S. Department of Commerce’s Bureau of Industry and Security, do not require additional licensing obligations related to our products and services. Accordingly, we do not believe that any additional disclosure with respect to the impact on the Company and its investors is required at this time.

* * * *

We appreciate the Staff’s attention to the review of the Post-Effective Amendment. Please do not hesitate to contact me at (781) 328-6490 if you have any questions regarding this letter or the Post-Effective Amendment.

Very truly yours,

/s/ Timothy O’Brien

Timothy O’Brien
Executive Vice President and Chief Financial Officer

cc:    Peter C. Anastos, Executive Vice President and General Counsel
N-able, Inc.

Brent Bernell
Drew Valentine
DLA Piper LLP (US)